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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                ________________

                                 Schedule 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                 ______________

                                  NEOLENS, INC.
                            (Name of Subject Company)

                                  NEOLENS, INC.
                      (Name of person(s) filing statement)


                     COMMON STOCK, PAR VALUE .001 PER SHARE
              SERIES A CONVERTIBLE PREFERRED STOCK, $.001 PAR VALUE SERIES B CONVERTIBLE PREFERRED STOCK, $.001 PAR VALUE
                        (Title of classes of securities)

                                    640903308
                      (CUSIP number of class of securities)


                               Philip G. Heinemann
                   Vice President and Chief Financial Officer
                                  Neolens, Inc.
                              18963 N.E. 4th Court
                                Miami, FL  33179
                                 (305) 651-0003
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 WITH A COPY TO:

                               Arnold R. Westerman
                        Arent Fox Kintner Plotkin & Kahn
                          1050 Connecticut Avenue, N.W.
                          Washington, D.C.  20036-5399
                                 (202) 857-6000


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
     Neolens, Inc. hereby amends its Solicitation/Recommendation Statement on
Schedule 14D-9 filed on June 5, 1996 with respect to the tender offer by Sola Acquisition Corp.

Item 9.   Materials to be filed as Exhibits.
          ---------------------------------

     The response to Item 9 is amended by substituting the following for the existing exhibit no. 3.

     3.  Opinion of Furman Selz LLC, as revised. **


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**  Copy attached hereto.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              NEOLENS, INC.


                              By:    /s/  Jon E. Haglund
                                 ----------------------------------
                              Name:  Jon E. Haglund
                              Chairman and Chief Executive Officer


                              Dated:    June 26, 1996
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